UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 31, 2005

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82-------------

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the three months ended March 31, 2005, as filed with the Chilean Securities and Insurance Supervisor.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: May 04 2005 By: Victor Cantillano Vergara Principal Financial Officer

ASSETS
		mm	dd	yr	mm	dd	yr
		03	31	2005	03	31	2004
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		20,381,010			28,538,274
5.11.10.10 Available		416,026			412,799
5.11.10.20 Time deposits
5.11.10.30 Negotiable securities (net)
5.11.10.40 Debtors from sales (net)	5	1,776,301			1,408,447
5.11.10.50 Notes receivable (net)	5	1,523,301			1,778,051
5.11.10.60 Sundry debtors (net)	5	471,386			232,624
5.11.10.70 Related companies bills receivable and debtors	6	4,507,445			10,256,981
5.11.10.80 Inventories (net)	7	10,279,319			12,359,135
5.11.10.90 Recoverable taxes		486,559			859,950
5.11.20.10 Prepaid expenses	28	805,858			808,262
5.11.20.20 Deferred taxes
5.11.20.30 Other current assets	9	114,815			422,025
5.11.20.40 Leasing contracts (net)
5.11.20.50 Assets for leasing (net)
5.12.00.00 TOTAL FIXED ASSETS	10	125,795,788			132,026,573
5.12.10.00 Land	10	38,850,212			39,707,360
5.12.20.00 Constructions and infrastructure works	10	53,323,828			57,615,147
5.12.30.00 Machinery and equipment	10	23,288,708			22,731,061
5.12.40.00 Other fixed assets	10	37,498,973			36,266,440
5.12.50.00 Higher value due to technical revaluation of fixed assets
5.12.60.00 Depreciation (less)	10	(27,165,933)			(24,293,435)
5.13.00.00 TOTAL OTHER ASSETS		24,190,876			23,752,614
5.13.10.10 Investments in related companies		2,676			1,203
5.13.10.20 Investments in other companies
5.13.10.30 Lower value of investments	12	13,795,693			15,067,052
5.13.10.40 Higher value of investments (less)	12	(33,333)			(37,670)
5.13.10.50 Long-term debtors	5	519,302			536,179
5.13.10.60 Long-term related companies bills receivable and debtors
5.13.10.65 Long-term deferred taxes	8	8,480,780			6,672,039
5.13.10.70 Intangible		10,353			10,891
5.13.10.80 Amortization (less)
5.13.10.90 Other	13	1,415,405			1,502,920
5.13.20.10 Long-term leasing contracts (net)
5.10.00.00 TOTAL ASSETS		170,367,674			184,317,461
LIABILITIES
		mm	dd	yr	mm	dd	yr
		03	31	2005	03	31	2004
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		44,369,809			47,096,436
5.21.10.10 Short-term bank and financial institutions obligations	14	6,994,503			4,548,905
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,729,580			3,579,797
5.21.10.30 Obligations with the public (Promissory notes)
5.21.10.40 Obligations with the public-short-term portion (bonds)
5.21.10.50 Long-term obligations with maturity within one year
5.21.10.60 Payable dividends
5.21.10.70 Accounts payable	27	18,586,500			25,225,608
5.21.10.80 Notes payable		114,387			179,087
5.21.10.90 Sundry creditors	29	1,376,221			1,224,747
5.21.20.10 A related company notes and accounts payable	6	11,756,061			10,383,430
5.21.20.20 Provisions	16	773,352			451,959
5.21.20.30 Withholdings		511,174			398,729
5.21.20.40 Income tax					167,874
5.21.20.50 Income received in advance	17	442,963			755,965
5.21.20.60 Deferred taxes	8	85,068			180,335
5.21.20.70 Other current liabilities
5.22.00.00 TOTAL LONG-TERM LIABILITIES		36,644,269			39,693,672
5.22.10.00 Bank and financial institutions obligations	15	13,366,000			17,200,246
5.22.20.00 Long-term obligations with the public (bonds)
5.22.30.00 Long-term notes payable		895,303			10,935
5.22.40.00 Long-term sundry creditors	29	3,044,321			1,897,938
5.22.50.00 Long-term related companies note and account payable	6	17,899,015			17,371,701
5.22.60.00 Long-term provisions
5.22.70.00 Deferred taxes long-term	8
5.22.80.00 Others long-term liabilities	17	1,439,630			3,212,852
5.23.00.00 MINORITY INTEREST	18	20,522			20,794
5.24.00.00 TOTAL EQUITY		89,333,074			97,506,559
5.24.10.00 Paid-in capital	19	57,843,536			57,674,238
5.24.20.00 Capital revaluation reserves	19	(462,748)			(288,372)
5.24.30.00 Share premium	19	29,349,556			29,352,154
5.24.40.00 Other reserves	19	(5,144,412)			(3,131,456)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	7,747,142			13,899,995
5.24.51.00 Reserves for future dividends
5.24.52.00 Retained earnings	19	10,147,662			17,207,273
5.24.53.00 Accumulated losses (less)
5.24.54.00 Profits (losses) of the period	19	(2,400,520)			(3,307,278)
5.24.55.00 Interim dividend (less)
5.24.56.00 Development period accumulated deficit
5.20.00.00 TOTAL LIABILITIES		170,367,674			184,317,461
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		03	31	2005	03	31	2004
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(1,532,475)			(1,281,236)
5.31.11.10 TRADING MARGIN		5,532,487			6,605,286
5.31.11.11 Trading income		25,352,733			29,171,187
5.31.11.12 Operating cost (less)		(19,820,246)			(22,565,901)
5.31.11.20 Administration and sales expenses (less)		(7,064,962)			(7,886,522)
5.31.12.00 NON-TRADING INCOME		(1,369,542)			(1,966,119)
5.31.12.10 Financial income		1,982			23,767
5.31.12.20 Related companies investments profits		910			2
5.31.12.30 Other non-trading income	20	173,532			578,521
5.31.12.40 Related companies investments losses (less)
5.31.12.50 Amortization lower value of the investment (less)	12	(318,983)			(318,976)
5.31.12.60 Financial expenses (less)		(971,276)			(878,114)
5.31.12.70 Other non-operating expenses (less)	20	(5,744)			(1,078,658)
5.31.12.80 Price-level restatement	21	(155,867)			(222,960)
5.31.12.90 Exchange rate differences	22	(94,096)			(69,701)
5.31.10.00 Profit before income tax and extraordinary items		(2,902,017)			(3,247,355)
5.31.20.00 Income tax	8	499,263			(62,801)
5.31.30.00 Extraordinary items
5.31.40.00 Profit (loss) before deduction of minority interest		(2,402,754)			(3,310,156)
5.31.50.00 Minority interest		1,151			1,793
5.31.00.00 NET PROFIT (LOSS)		(2,401,603)			(3,308,363)
5.32.00.00 Amortization of higher value of investments	12	1,083			1,085
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(2,400,520)			(3,307,278)

CASH FLOW STATEMENT - DIRECT
		mm	dd	yr	mm	dd	yr
		03	31	2005	03	31	2004
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(5,141,231)			(3,523,263)
5.41.11.10 Collection from debtors from sales		61,173,362			35,054,354
5.41.11.20 Financial income received		450,678			11,467
5.41.11.30 Dividends and other distributions received
5.41.11.40 Other income received		117,657			57,982
5.41.11.50 Payments to suppliers and personnel (less)		(64,678,672)			(36,199,219)
5.41.11.60 Paid interest (less)		(1,335,333)			(788,737)
5.41.11.70 Paid income tax (less)		(6,153)			(319,035)
5.41.11.80 Other paid expenses (less)		(22,706)			(1,083,403)
5.41.11.90 Paid Value Added Tax and other similar (less)		(840,064)			(256,672)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		3,491,678			1,520,611
5.41.12.05 Placement of cash shares
5.41.12.10 Loans obtained		6,766,931			3,740,920
5.41.12.15 Obligations with the public
5.41.12.20 Loans verified by documentary evidence with related companies
5.41.12.25 Other loans obtained from related companies		670,738			3,091,210
5.41.12.30 Other sources of financing		(5,896)
5.41.12.35 Payment of Dividends (less)
5.41.12.40 Distribution of capital (less)
5.41.12.45 Payment of loans (less)		(3,925,014)			(5,311,519)
5.41.12.50 Payment of obligations with the public (less)		(15,081)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)
5.41.12.60 Payment of other loans of related companies (less)
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)
5.41.12.75 Other disbursement due to financing (less)
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		95,581			1,396,104
5.41.13.05 Sale of Fixed Assets		112,574			3,242,784
5.41.13.10 Sale of permanent investments
5.41.13.15 Sale other investments
5.41.13.20 Collection of loans verified by documentary evidence to related Co.
5.41.13.25 Collection of other loans to related companies
5.41.13.30 Other investment income
5.41.13.35 Addition of fixed assets (less)		(16,993)			(1,825,749)
5.41.13.40 Payment of capitalized interest (less)
5.41.13.45 Permanent investments (less)					(20,931)
5.41.13.50 Investments on financial instruments (less)
5.41.13.55 Loans verified by documentary evidence to related companies (less)
5.41.13.60 Other loans to related companies (less)
5.41.13.65 Other investment disbursements (less)
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		(1,553,972)			(606,548)
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		(15,990)			4,410
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		(1,569,962)			(602,138)
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		1,985,888			1,014,836
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		415,926			412,698
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	yr
		03	31	2005	03	31	2004
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(2,400,520)			(3,307,278)
5.50.20.00 Profit or loss from disposal of assets					570,904
5.50.20.10 (Profits) Loss from disposal of fixed assets					(501,551)
5.50.20.20 Profits on investments sale (less)
5.50.20.30 Loss on investments sale					1,072,455
5.50.20.40 (Profits) Loss on other assets sale
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		1,191,161			1,715,770
5.50.30.05 Depreciation of the period		1,198,622			1,394,927
5.50.30.10 Amortization of intangible
5.50.30.15 Penalties and provisions		(437,496)			(75,688)
5.50.30.20 Profits accrued from investments in Related Companies (less)		(910)			(2)
5.50.30.25 Loss accrued on investments in related companies
5.50.30.30 Amortization of lower value of investment		319,983			318,976
5.50.30.35 Amortization of higher value of investments (less)		(1,083)			(1,085)
5.50.30.40 Net Price-Level restatement		155,867			222,960
5.50.30.45 Net exchange rate gains/losses		94,096			69,701
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(136,918)			(216,260)
5.50.30.55 Other charges to results that do not represent cash flow					2,241
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		813,639			(605,337)
5.50.40.10 Debtors from sales		119,976			46,774
5.50.40.20 Inventories		91,560			(576,890)
5.50.40.30 Other assets		602,103			(75,221)
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		(4,744,360)			(1,895,529)
5.50.50.10 Accounts payable related to operating results		(4,635,951)			(14,590)
5.50.50.20 Payable interest					(1,195,355)
5.50.50.30 Payable income tax (net)		(15,046)			10,464
5.50.50.40 Other accounts payable related with non-trading income		(93,275)			(64,355)
5.50.50.50 Payable V.A.T. And other similar (net)		(88)			(631,693)
5.50.60.00 Minority Interest Profits (loss)		(1,151)			(1,793)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(5,141,231)			(3,523,263)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, - Chilean Securities and Insurance Supervisor -, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company be subjected to the control of this Supervisor.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the three-months comprised between January 01 and March 31, 2005 and 2004.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Supervisor. Should any discrepancies occur, the regulations instructed by the Supervisor would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of March 31, 2004 are presented updated by 2.2%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at March 31, 2005. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely -0.8% and -0.5% for the periods ended on March 31, 2005 and 2004 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of March 31, 2005 and 2004 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2005	2004
	(Chilean Pesos)
Unidad de Fomento	17,198.78	16,820.00
U.S. Dollar	585.93	616.41
Argentinean Peso	200.833	215.679

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of March 31, 2005 and 2004 the provisions for debtors from sales and notes receivable for a total amount of ThCh$750,064, and ThCh$494,651 respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin Nro.33 of the Colegio de Contadores de Chile A.G..

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets therefore, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of March 31, 2005 and 2004, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin No. 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998, and according to the provisions indicated in the circular letter Nro.1358 issued by the Chilean Securities and Insurance Supervisors, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Supervisors.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Supervisor. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	03-31-2005			03-31-2004
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
96.785.510-3	Inmobiliaria y Constructora S.A.	0.0000	0.0000	0.0000	51.0800
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000

03. ACCOUNTING CHANGES

During the three-months period comprised between January 1 and March 31, 2005, there have been the following changes in the application of accounting principles when is compared with the previous period.

Depreciation of fixed assets

In agreement with the nature of the assets, antiquity, operational conditions, and current state of them, has been proceeded to a change in the countable estimate, in the life useful residual technique of a group of fixed assets, Machinery's and Equipment's, what is translated in a smaller charge to the results of this exercise by an amount of ThCh$701,415 (historical figures), as of December 31, 2004.

To the date of closing of these financial states, other countable changes don't exist.

04. NEGOTIABLE SECURITIES

As of March 31, 2005 and 2004, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	03-31-2005	03-31-2004

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	03-31-2005	03-31-2004	03-31-2005	03-31-2004		03-31-2005	03-31-2004	03-31-2005	03-31-2004
Debtors from sales	1,776,301	1,408,447	0	0	1,776,301	1,776,301	1,408,447	0	0
Estimation of bad debt	0	0	0	0	0	0	0	0	0
Notes receivable	1,523,301	1,778,051	0	0	1,523,301	1,523,301	1,778,051	0	0
Estimation of bad debt	0	0	0	0	0	0	0	0	0
Sundry debtors	471,386	232,624	0	0	471,386	471,386	232,624	519,302	536,179
						Total long-term Debtors		519,302	536,179

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.

  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.

  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit), therefore this is the method of index.

  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		03-31-2005	03-31-2004	03-31-2005	03-31-2004
88.541.600-4	Inversiones Errazuriz Ltda.	4,323,852	10,255,860	0	0
0-E	Multideal	725	733	0	0
0-E	Caucho S.A.	47	0	0	0
0-E	Puerta Grande	103,488	0	0	0
96.680.010-0	Mercantil Cidef S.A.	0	0	0	0
0-E	Capillitas	0	0	0	0
94.510.000-1	Renta Nacional Cia Seguros General S.A.	0	388	0	0
96.923.970-1	Corporacion de Inversiones Cidef S.A.	0	0	0	0
65.229.660-2	OTIC	0	0	0	0
96.786.870-1	Administ.Mutuos Hipotec. Mi Casa S.A.	0	0	0	0
88.461.600K	Servicios Integrales S.A.	0	0	0	0
99.542.800-8	Inmobiliaria y Comercial S.A.	79,056	0	0	0
99.548.390-4	Inmobiliaria Comercial S.A.	277	0	0	0
		4,507,445	10,256,981	0	0

Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		03-31-2005	03-31-2004	03-31-2005	03-31-2004
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	219,195	0	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	550,479	348,323	16,948,930	17,371,701
0-E	Unitrade Interamericana	32,916	36,190	0	0
0-E	Puerta Grande	0	122,403	0	0
88.163.300-0	Inversiones Culenar S.A.	0	2,389,963	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	0	2,981,908	0	0
0-E	Compania Tauro S.A.	0	856,094	950,085	0
96.591.240-1	Gafonac S.A.	10,893,354	3,648,549	0	0
88.461.600-k	Servicios Integrales S.A.	24,961	0	0	0
93,756,000-1	Cidef S.A.	35,156	0	0	0
TOTALS		11,756,061	10,383,430	17,899,015	17,371,701

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	03-31-2005		03-31-2004
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Puerta Grande S.A.	0-E	Comm. Adm.	Curr. Acct. Receivable	103,488
	0-E	Comm. Adm.	Curr. Acct. Payable			122,403
Compania Tauro S.A.	0-E	Comm. Adm.	Curr. Acct. Payable			856,094
Gafonac Ltda.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable			305,302
	78.776.710-9	Comm. Adm.	Curr. Acct. Payable			276,277
Agricola Pichilemu S.A.	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable	123,851
	78.776.810-5	Comm. Adm.	Curr. Acct. Payable	171,932		106,192
Sociedad Agricola Las Cruces S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable			315,849
	78.791.770-4	Comm. Adm.	Curr. Acct. Payable	230,660		235,702
United Marketing And Sales Chile S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	3,708,389		222,763,018
	96.509.820-8	Comm. Adm.	Curr. Acct. Payable	3,897,373		28,871,924
Industria y Forestal Nacional S.A.	96,524,230-9	Comm. Adm.	Curr. Acct. Receivable	6,954,407		154,423
Cidef Comercial S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	3,094,399		4,003,240
	79.780.600-5	Comm. Adm.	Curr. Acct. Payable	3,570,473		4,075,699
Fruticola Nacional S.A.	79.804.350-1	Shareholder	Curr. Acct. Receivable			3,954,597
	79.804.350-1	Shareholder	Debtors from sales			205,951	173,068
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable			202,778
	79.809.460-2	Comm. Adm.	Curr. Acct. Payable	569,977		2,959,891
Inversiones Financieras S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	243,207		1,625,066
	79.902.880-8	Comm. Adm.	Curr. Acct. Payable			1,626,651
Inversiones Culenar S.A.	88.163.300-0	Comm.Adm.	Curr. Acct. Receivable	262,000
	88.163.300-0	Comm.Adm.	Curr. Acct. Payable	2,559,341

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				03-31-2005		03-31-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	1,169,764
	88.461.600-K	Comm. Adm.	Curr. Acct. payable	1,178,433
Interagro Comercio y Ganado S.A.	88.486.800-9	Shareholder	Debtors from sales			163,022	136,993
	88.486.800-9	Shareholder	Curr. Acct. Receivable			1,767,531
	88.486.800-9	Shareholder	Curr. Acct. Payable			1,559,041
Inversiones Errazuriz Ltda.	88.541.600-4	Comm. Adm.	Curr. Acct. Payable	200,579		12,202,408
	88.541.600-4	Comm. Adm.	Curr. Acct. Receivable	9,757,229		17,235,588
Renta Seguros Generales S.A.	94.510.000-1	Comm. Adm.	Curr. Acct. Receivable			3,814,495
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Shareholder	Curr. Acct. Receivable	375,766		3,735,255
	94.716.000-1	Shareholder	Curr. Acct. Payable	918,964		519,966
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	608,581
UMS S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable
	96.509.820-8	Comm. Adm.	Invoices payable	47,361	39,799	12,652,847	10,632,645
Infonac S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable
	96.524.230-9	Comm. Adm.	Curr. Acct. Payable			155,496
Cosayach Nitrato S.A.	96.538.430-8	Comm. Adm.	Curr. Acct. Payable
Emp Nacional de Pesca S.A.	96.540.500-3	Comm. Adm.	Curr. Acct. Receivable
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable			849,538
	96.542.240-4	Comm. Adm.	Curr. Acct. Payable			849,538
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Adm.	Curr. Acct. Receivable	105,919
Gafonac S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	2,191,874		9,906,004
	96.591.240-1	Comm. Adm.	Curr. Acct. Payable	918,131		25,696,229
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				03-31-2005		03-31-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Salmoconcesiones S.A.	96.603.640-0	Comm. Adm.	Debtors from sales	255,077
Comercial Cidef S.A.	96.622.770-2	Comm. Adm.	Curr. Acct. Payable			96,064
Agricola Paredones S.A.	96.630.320-4	Comm. Adm.	Curr. Acct. Receivable			7,019
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable			148,006
	96.657.460-7	Comm. Adm.	Debtors from sales			148,006	124,375
Mercantil Cidef S.A.	96.680.010-0	Comm. Adm.	Curr. Acct. Receivable			135,165
	96.680.010-0	Comm. Adm.	Curr. Acct. Payable			138,231
Servicios de Personal Austral S.A.	96.797.780-2	Comm. Adm.	Curr. Acct. Payable
Salmones y Pesquera Nacional S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable			171,232
Administradora y Serv.Multifuncional S.A.	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	127,134
	96.879.010-2	Comm. Adm.	Curr. Acct. Payable	228,242
Emp.de Gestion y Administracion S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Payable	166,469
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Payable	298,402
	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	608,581
	96.799.480-4	Comm. Adm.	Invoices payable
Vinedos Errazuriz Ovalle S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Payable			260,700
	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable			262,173
Salmones y Pesquera Nacional S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable
	96.850.700-1	Comm. Adm.	Curr. Acct. Payable	386,023		169,919
Servicios Multifuncionales S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable
	96.879.070-6	Comm. Adm.	Curr. Acct. Payable	216,440
	96.879.070-6	Comm. Adm.	Invoices payables
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
			03-31-2005		03-31-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Gestion de Servicios e Inversion S.A.	96.879.080-3	Comm. Adm.	Curr. Acct. Receivable
Adm y Serv Generales S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. payables	190,582
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	167,294		247,794
	96.913.160-9	Comm. Adm.	Curr. Acct. Payable	214,635		247,899
Salmones de Chile S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable			1,753,111
	96.914.410-7	Comm. Adm.	Curr. Acct. Payable			1,753,111
Corporacion de Inv. y Des. Financiero Cidef S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable			3,514,271
	96.923.970-1	Comm. Adm.	Curr. Acct. Payable	2,947,998		18,596,501

07. INVENTORY

This item, as of March 31, 2005 and 2004, is structured as follows:

Items	2005	2004
	ThCh$	ThCh$

Inventories	10,279,319	12,353,490
Imports	0	5,645

Total	10,279,319	12,359,135

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, calculated according to like they are explained in the note 2 (m), ascending to an amount of active net of ThCh$8,395,712 at March 31, 2005, and ThCh$6,491,704 of active net at March 31, 2004, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	03-31-2005				03-31-2004
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	100.321	58,1601	0	0	71,689	54,970	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	40,468	0	0	0	5,422	1.146	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	5.142	20.568	0	0	3,682	14,729	23,382	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	84,161	336,646	273,355	1,051,938	0	0	259,427	962.347
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	6,668	34,858	0	163.772	6,598	24,518	0	0
Tax losses of the period	0	0	0	0	0	0	0	0
Accumulated tax losses	1,870	9.000.940	0	0	30,374	7,364,738	0	0
Profit from leaseback difference	61,330	245,318	0	0	62,437	249,747	0	0
Prepaid expenses	0	0	111,673	0	0	0	86,259	3.646
Provision of judgement	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	8.531	0	0	71,816
OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0
TOTALS	299,960	9,696,490	385,028	1.215.710	292,177	7,709,848	369,068	1,037,809

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	03-31-2005	03-31-2004

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	166,195	1,852,027
Tax benefits due to tax losses	333,068	-371,290
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	499,263	-62,801

09. OTHER CURRENT ASSETS

As of March 31, 2005 and 2004, the following concepts are presented under this item:
Items	2005	2004
	ThCh$	ThCh$

Balance receivable (Argentina)
Leasing and Insurance deferred VAT	42,199	16,081
Other	72,616	77,428
Deposits	0	316,195
Customer Duty	0	12,321

Total	114,815	422,025

10. FIXED ASSETS

Fixed Assets, as of March 31, 2005 and 2004, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2005 M$			2004 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	38,850,212		38,850,212	39,707,360		39,707,360
Construction and infrastructure works	53,323,827	(7,334,789)	45,989,038	57,615,147	(6,084,701)	51,530,446
Machinery and Equipment's equipment	23,288,708	(9,225,839)	14,062,869	22,731,061	(9,613,165)	13,117,896

Other Fixed Assets
Furniture and Fixtures	4,290,363	(3,187,521)	1,102,842	4,375,265	(2,322,449)	2,052,816
Facilities	10,041,542	(4,898,807)	5,142,735	10,538,592	(4,268,047)	6,270,545
Works in progress	1,911,985	0	1,911,985	1,826,984	0	1,826,984
Assets in Leasing	21,255,084	(2,518,977)	18,736.107	19,525,599	(2,005,073)	17,520,526
Sub-totals	37,498,974	(10,605,305)	26,893,669	36,266,440	(8,595,569)	27,670,871
Totals	152,961,721	(27,165,933)	125,795,788	156,320,008	(24,293,435)	132,026,573

Assets in Leasing

Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,557,020	162	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	125,037	6	10-04-05	US$+TIP
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	16,313,399	248	05-12-25	UF+TIP
Telmex	Supermercados	17,226,460	62	01-01-10	US$+TIP
Deferred Profit Lease Back	SM La Florida	(1,803,809)

Totals		18,736,107

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:

Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.0000	42.0000	6,372	2,863	(2,167)	5	(910)	347	2,676	1,203	0	0	2,676	1,203
TOTAL													2,676	1,203	0	0	2,676	1,203

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA., the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664. (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	03-31-2005		03-31-2004
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	181,594	7,337,707	181,609	8,064,796
96.799.180-5	Inmobiliaria de Supermercados S.A.	115,106	5,256,498	115,116	5,717,427
88.627.400-9	Unimarc Abastecimientos S.A.	21,614	1,152,733	21,615	1,239,299
88.461.600-k	Servicios Integrales S.A.	0	0	0	0
87.678.300-2	Comercial S.M. Rancagua S.A.	669	48,755	600	45,530
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	0	0	36	0
96.629.940-1	Transportes Santa Maria S.A.	0	0	0	0
Total		318,983	13,795,693	318,976	15,067,052

Higher Value

TAXPAYER NUMBER	COMPANY	03-31-2005		03-31-2004
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	1,083	33,333	1,085	37,670
	TOTAL	1,083	33,333	1,085	37,670

13. OTHER (Assets)

Other Long Term Assets

As of March 31, 2005 and 2004, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:
Items	2005	2004
	ThCh$	ThCh$

Warranties	270,309	264,841
Computational system project	106,143	423,793
Other Taxes to be recovered from Subsidiary in Argentina	798,773	601,912
Other long term assets	240,177	212,374

Total	1,415,402	1,502,920

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of March 31, 2005 and 2004, is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04
Short Term (code 5.21.10.10)
97.041.000-7	Bank Boston	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Banco do Brasil	0	0	0	0	0	0	0	0	698.242	698.735	0	0	698.242	698.735
97.036.000-K	Banco Santander Santiago	0	0	0	0	0	0	0	0	0	0	0	1.081.098	0	1.081.098
97.051.000-1	Banco del Desarrollo	6.256.115	2.570.943	0	0	0	0	0	162.791	0	0	0	0	6.256.115	2.733.734
97.032.000-8	Bhif	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Lloyds Bank	0	0	0	0	0	0	0	0	0	0	0	0	0	0
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	40.146	0	0	0	40.146	0
96.621.750-2	Hispanoamericano	0	0	0	0	0	0	0	0	0	0	0	0	0	0
0-E	Export Import Bank	0	35.338	0	0	0	0	0	0	0	0	0	0	0	35.338
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	6.256.115	2.606.281	0	0	0	0	0	162.791	738.388	698.735	0	1.081.098	6.994.503	4.548.905
	Debt capital amount	6.244.387	2.601.808	0	0	0	0	0	162.791	737.479	697.225	0	1.079.838	6.981.866	4.541.662
	Avg. Annual Interest Rate	4.5	9.0							6.5	9.0
Long Term (Code 5,21,10,20)
97.032.000-8	Corp Banca	0	0	0	0	0	0	0	0	553.744	532.919	0	0	553.744	532.919
0-E	KfW	455.088	361.083	0	0	0	0	0	0	0	0	0	0	455.088	361.083
0-E	Export-Import Bank	0	0	0	0	0	0	0	0	0	0	0	0	0	0
0-E	Societe Generale	0	0	0	0	0	0	130.696	70.966	0	0	0	0	130.696	70.966
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	0	45.210	0	0	0	45.210
97.041.000-7	Bank Boston	2.380.128	2.569.619	0	0	0	0	0	0	0	0	0	0	2.380.128	2.569.619
97.032.000-8	BBVA	0	0	0	0	0	0	0	0	0	0	0	0	0	0
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0	0	0	0	209.924	0	209.924	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2.835.216	2.930.702	0	0	0	0	130.696	70.966	553.744	578.129	209.924	0	3.729.580	3.579.797
	Debt capital amount	2.784.530	2.869.106	0	0	0	0	110.317	61.665	539.856	560.819	204.500	0	3.639.203	3.491.590
	Avg. Annual Interest Rate	4.5	6.5					14.5		8.1	8.0

	Percentage of obligations in foreign currency (%)			85.99

	Percentage of obligations in domestic currency (%)			14.01

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of March 31, 2005 and 2004, is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	574.326	612.681	613.319	0	0	0	1.800.326	8.5	2.329.915
96.621.750-2	KfW	Dollars	440.810	440.810	881.621	1.542.841	0	0	3.306.082	5.6	4.028.526
97.018.000-1	Scotiabank	U.F.	0	0	0	0	0	0	0	0.0	39.915
96.621.750-2	Societe Generale	Other currencies	137.712	133.409	0	0	0	0	271.121	14.5	403.371
97.041.000-7	Bank Boston	Dollars	2.343.720	4.984.123	0	0	0	0	7.327.843	4.04	10.398.519
97.036.000-K	Santander Santiago	$ non readjustment	222.613	242.279	195.736	0	0	0	660.628	3.48	0
TOTAL			3.719.181	6.413.302	1.690.676	1.542.841	0		13.366.000		17.200.246
Percentage of obligations in foreign currency (%)	81.59

Percentage of obligations in domestic currency (%)	18.41

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of March 31, 2005 and 2004, the breakdown of this item is the following:
Items	2005	2004
	ThCh$	ThCh$
Holidays Provisions	45,254	38,631
Expenses Provisions	221,393	1,029
Judgement Provisions	303,807	216,385
Other Provisions	202,897	195,914
Total	773,352	451,959
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2005, the amount to be accrued is shown under the item Income received in advance of current liabilities.

With date July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the town of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being yielded at December 31 2004 the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $ 1,113,685.
Items	Short-term		Long-term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	442,963	755,965	1,439,630	3,212,852

Total	442,963	755,965	1,439,630	3,212,852

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$20,522 and ThCh$20,794 as of March 31, 2005 and 2004, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2005	2004	2005	2004
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,152	6,289
Transportes Santa Maria S.A.	0.40000	2.00000	(1,961)	(4,780)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,627	2,935
Unimarc Organizacion y Servicios S.A.	0.43726	0.04500	13,692	16,338
Inmobiliaria y Supermercados S.A.	0.00004	0.00004	9	9
Supermercados Hipermarc S.A.	0.00001	0.00001	3	3
Total			20,522	20,794

19. CHANGES IN EQUITY

The equity variations of the 2005 and 2004 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$1,558,438 and ThCh$1,186,874 (historic figure) as of March 31, 2005 and 2004 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Securities and Insurance Supervisor, dated September 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the accumulated results of the same period.

On October 16, 2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Securities and Insurance Supervisor and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19. CHANGES IN EQUITY

Changes in Equity

03-31-2005

03-31-2004

Items

Paid-in Capital

Capital Revaluation Reserve

Excess price in sale of shares

Other Reserves

Future Dividend Reserves

Accumulated Results

Provisional Dividends

Deficit Development Period

Result for the period

Paid-in Capital

Capital Revaluation Reserve

Excess price in sale of shares

Other Reserves

Future Dividend Reserves

Accumulated Results

Provisional Dividends

Deficit Development Period

Result for the period

Opening Balance

57,843,536

29,586,246

-6,756,905

17,344,506

-7,115,008

56,432,718

28,864,630

-4,272,282

21,170,826

-4,249,357

Distribution Previous Period

-7,115,008

7,115,008

-4,249,357

4,249,357

Final Dividend Previous Period

Capital increase with cash share issuance

Capitalization of Profits and/or Reserves

Period of Development
Accumulated Deficit

Accumulated Readjustment
due to translation difference

1,558,438

1,186,874

Own Capital Revaluation

-462,748

-236,690

54,055

-81,836

-282,164

-144,323

21,361

-84,607

Profit/Loss for the Period

-2,400,520

-3,236,084

Provisional Dividends

Closing Balance

57,843,536

-462,748

29,349,556

-5,144,412

10,147,662

-2,400,520

56,432,718

-282,164

28,720,307

-3,064,047

16,836,862

-3,236,084

Updated Balances

57,674,238

-282,372

29,352,154

-3,131,456

17,207,273

-3,307,278

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	56,432,718		56,432,718

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of March 31, 2005 and 2004, the breakdown of this item is formed as follows

Other non-operating income

Items	2005 ThCh$	2004 ThCh$

Rentals	110,795	775
Cashier register overage	10,111	6,152
Other non-operating income	52,626	70,044
Profits from disposal of fixed assets	0	501,550
Total	173,532	578,521

Other non-operating expenses

Items	2005 ThCh$	2004 ThCh$

Penalties and sanctions	438	2,107
Cashier register lacks	580	0
Other non-operating expenses	4,726	4,095
Loss from other assets sale	0	0
Loss from assets fixed sale	0	1,072,456

Total	5,744	1,078,658

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	03-31-2005	03-31-2004
Inventories		$0	0
Fixed assets		$(663,700)	(423,480)
Investments in related companies		$(113,550)	(77,124)
Accounts receivables with related companies		$0	0
Other non-monetary assets		$(10,623)	(23,521)
Accounts of expenses and costs		$835	0
Total (charges) credits		(787,038)	(524,125)

LIABILITIES (CHARGES) / CREDITS
Equity		$727,219	500,507
Accounts payable with related companies	$, UF	0	291
Obligations with banks	UF	101,091	19,786
Minority interest		$(213,931)	(144,377)
Non-monetary liabilities	$, UF	16,792	(70,297)
Income account		$0	(4,744)
Total (charges) credits		631,171	301,166
(Loss) Profit due to monetary correction		(155,867)	(222,960)

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		03-31-2005	03-31-2004
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	640,086	361,135
Other non-monetary assets	US$	28,756	22,352
Accounts receivables with related companies	US$	0	0
Total (charges) credits		668,842	383,487
LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	(664,104)	(456,065)
Other non-monetary liabilities	US$	(98,834)	2,877
Result from the translation of Argentinean Subsidiary	US$	0	0
Total (charges) credits		(762,938)	(453,188)
(Loss) Profit due to monetary correction		(94,096)	(69,701)

23. CONTINGENCIES & RESTRICTIONS

    Direct commitments

a.1) Banco BBVA

As of March 31, 2005, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the guaranties lodged to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several court cases between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).
    Claims being heard at an Arbitrating venue:

At present there are 29 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 29, plus one called Book and another one called Principal. The 29 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, sentence awarded.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, sentence awarded.

Folder No. 9, sentence awarded.

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, in a stage of summons to hear the final sentence.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, sentence awarded.

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, currently in the submittal of evidence stage.

Folder No. 22, currently in the submittal of evidence stage.

Folder No. 23, currently in the submittal of evidence stage.

Folder No. 24, currently in the submittal of evidence stage.

Folder No. 25, currently in the submittal of evidence stage.

Folder No. 26, currently in the submittal of evidence stage.

Folder No. 27, currently in the submittal of evidence stage.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest - between years 1990 and 1993 -, usually duplicates or triplicates de capital amounts claimed).

a.2) Corp Banca

Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,644,814, ThCh$2,719,432 and ThCh$1,174,590, respectively, for credits granted by Corp Banca which as of March 31, 2005 amount to ThCh$2,354,070.

a.3) Banco del Desarrollo

As of March 31, 2005, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,460,141 and ThCh$3,358,938, respectively, and the debt's value as of March 31, 2005 amounts to ThCh$6,256,115.

a.4) Banco Santander Santiago

On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$10,996,046, and the debt's value as of March 31, 2005 amounts to ThCh$870,552.

a.5) Banco BankBoston

As of the closing date of these financial statements, the capital credit as of March 31, 2005 in the amount of US$16,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.6) Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of March 31, 2005, the short-term and long-term debts with KfW amount to US$6.4 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of a Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

    Guaranties received from third parties

    b.1) Banco Do Brasil

    In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of March 31, 2005 amounts to ThCh$698,242. The property lodged as collateral is P.A.M. Carolina III, limited to US$ 1,500,000.

    b.2) Banco Scotiabank SudAmericano

    Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,013,511 for a loan which as of March 31, 2005, amounts to ThCh$40,146.

    Indirect commitments

    c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

    On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. Informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from March 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective process that can begin against those, and liquidated of the other companies.

    As per our lawyer's opinion, there is no said debt, because, as it has expired the term to claim them. The arguments has been explained in "State Street Bank and Trust Company against Inversiones Errazuriz and others". The bank has answered the arguments above mentioned, and, as a support to its arguments, has accompanied to the proceedings, copy of the final decision obtained by the Bank in the United States. Besides, it is still pending, before the Court of Appeal of Santiago, a motion of incompetence intended by Inversiones Errazuriz Ltda. The plaintiff have had to face several allegations, in which Inversiones Errazuriz Ltda, argues the extinction of all the debts and of all the obligations arising out of the agreements and contracts among the parties involved. Inversiones Errazuriz Ltda, and the other parties suited by the Bank have asked Chilean Courts to be indemnified of all the damages incurred because of the actions intended by the Bank. As a conclusion, Inversiones Errazuriz Ltda, questions the existence of the debt.

    c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of March 31, 2005 is of an amount of ThCh$3,040,225. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

    Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

    c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of March 31, 2005 amounts to ThCh$2,689,747.

    c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

    c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

    c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on third degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inversiones Culenar S.A.

    c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

    Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 193,723.94 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction for an amount which at present amounts to ARG$5,522,986,65 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). The remaining balance of the obligation at March 31, 2005, amounts to ThCh$362,465 (Chilean pesos), corresponding to ARG$1,934,579 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (01 of Julio of 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately in dollars by 924.746,00 retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750.000,00.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1.800.000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinian Branch.

d.6) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to March 31, 2005 has an accounting value of ThCh$2,747,661, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A., keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of March 31, 2005 amounts to ThCh$2,354,070.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On june 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Other contingences

On December 10, 2004, the society Supermercados Unimarc S.A. presented before the Tribunal of the Free Competition a legal claim against Nestle Chile S.A., based on several infringements incurred by the latter of D.L. number 211 on free competition. The damages and compensable damages caused by Nestle attitudes and facts of character of monopoly of Nestle Chile S.A., and the supposed debt of Unimarc will be determined by the competent tribunals.

f) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$303,807 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	03-31-05	03-31-04	03-31-06	Assets	03-31-07	Assets	03-31-08	Assets
Corp Banca	S. Unimarc S.A.	NO	Mortgage		0	0	2,862,834	0	0	0	0	0	0
Scotiabank	S. Unimarc S.A.	NO	Mortgage		0	0	85,125	0	0	0	0	0	0
Santiago	S. Unimarc S.A.	NO	Mortgage		0	0	1,081,098	0	0	0	0	0	0

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		03-31-05	03-31-04
Current Assets
Available	US$	117	126
Notes Receivable	US	0	5,871
Other Current Assets	Arg. Peso	43,943,759	467,243
Other Current Assets		$1,126,238,117	27,297,196
Related co, Notes Receivable	US$	0	0
Other Current Assets	UF	41,827	15,278
Notes Receivable	UF	188,821	204,006
Inventories	US$	22,999	24,727
Prepaid Expenses	UF	168,799	143,403
Debtors from sales	US$	0	51,908
Other Current Assets	US$	3,033	328,515
Deposits to term	US$	0	0
Deferred tax	UF	0	0
Other Current Assets	UF	0	0
Fixed Assets

Fixed assets		$83,282,040	84,957,673
Fixed assets	Arg, $	42,513,748	47,068,900
Other Assets
Other Assets		$39,422,779	10,402,291
Other Assets	UF	60,825	56,671
Other Assets	Arg, $	1,034,599	803,830
Related co, Notes Receivable	US$	11,351,076	11,944,195
Long-term Debtors	US$	351,961	361,613
Notes Receivable	UF	167,341	174,566
Other Assets	US$	8,789	9,449
Total Assets
	US$	11,737,975	12,726,404
	UF	627,613	593,924
	Arg, $	87,492,106	48,339,973
		$1,248,942,936	122,657,160

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		03-31-2005		03-31-2004		03-31-2005		03-31-2004
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Obligations with banks	UF	1,292,132	0	1,276,864	0	0	0	0	0
Obligations with banks	US$	0	0	0	0	9,091,331	9.00%	5,536,982	8.00%
Obligations with banks	Arg, $	43,112	0	18,363	0	87,584	0	52,603	0
Sundry creditors	US$	195,886	0	32,645	0	242,888	0	107,532	0
Sundry creditors	US$	72,463	0	69,750	0	0	0	229,743	0
Sundry creditors	US$	1,371	0	16,602	0	42,724	0	158,454	0
Sundry creditors	UF	173,613	0	62,005	0	52,695	0	291	0
Sundry creditors	UF	45,731	0	33,660	0	0	0	0	0
Sundry creditors	UF	14,388	0	13,204	0	42,541	0	38,489	0
Sundry creditors	Non-readj $	491,921	0	462,373	0	0	0	0	0
Accounts payable	Non-readj $	13,341,093	0	19,543,055	0	0	0	0	0
Accounts payable	Arg, $	352,835	0	1,514,876	0	147,019	0	0	0
Accounts payable	US$	4,276,205	0	4,167,679	0	0	0	0	0
Notes payable	Arg, $	42,655	0	149,939	0	34,493	0	0	0
Notes payable	Non-readj $	33,768	0	4,285	0	0	0	0	0
Notes payable	US$	3,471	0	24,864	0	0	0	0	0
Related co, Notes & acc, Payable	Non-readj $	1,161,970,067	0	9,410,152	0	0	0	0	0
Notes payable	UF	0	0	0	0	0	0	0	0
Related co, Notes & acc, Payable	Arg, $	81,672	0	0	0	0	0	0	0
Other liabilities	Arg, $	199,146	0	223,892	0	0	0	0	0
Other liabilities	Arg, $	0	0	0	0	0	0	0	0
Other liabilities	Non-readj $	1,170,446	0	975,005	0	0	0	0	0
Obligations with banks	Non-readj $	209,924	0	1,243,888	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Related co, Notes & acc, Payable	UF	94,425	0	88,744	0	288,702	0	263,280	0
Other liabilities	US$	110,740	0	188,991	0	332,223	0	566,974	0
Related co, Notes & acc, Payable	US$	0	0	621,252	0	0	0	0	0
Total Current Liabilities	UF	1,620,289	-	1,474,477	-	383,938	-	302,060	-
	US$	4,660,136	-	5,121,783	-	9,709,166	-	6,599,685	-
	Arg. $	719,420	-	1,907,070	-	269,096	-	52,603	-
	Non-readj $	1,177,217,219	-	31,638,758	-	0	-	0	-

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 03-31-2005
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	220,639	0	288,817	0	906,368	0	157,904	0
Sundry creditors	US$	999,628	0	293,288	0	0	0	0	0
Sundry creditors	US$	170,978	0	0	0	0	0	0	0
Sundry creditors	US$	6,699	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	ARG, $	11,266,667	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,421,424		1,641,498		2,885,778		11,000,230
Other related co, Notes & acc. Payable	$ non readj.UF	16,872,425	0	0	0	0	0	0	0
Other long-term liabilities	US$	885,926	0	553,704	0	0	0	0	0
Obligations with banks	UF	1,187,007	0	613,319	0	0	0	0	0
Obligations with banks	US$	8,209,463	0	881,621	0	1,542,841	0	0	0
Notes payable	ARG, $	0	0	0	0	0	0	0	0
Notes payable	US$	389,746	0	0	0	0	0	0	0
Obligations with banks	ARG, $	0	0	357,015	0	148,542	0	0	0
Other related co, Notes & acc. Payable	US$	1,034,494	0	0	0	0	0	0	0
Obligations with banks	ARG, $	464,892	0	195,736	0	0	0	0	0
Obligations with banks	$ non readj.	271,121	0	0	0	0	0	0	0
Total Long Term Liabilities
	UF	2,829,070	-	2,543,634	-	3,792,146	-	11,158,134	-
	US$	11,696,934	-	2,085,628	-	1,691,383	-	0	-
	ARG, $	11,731,559	-	195,736	-	0	-	0	-
	$ non readj.	17,143,546	-	0	-	0	-	0	-

Long Term Liabilities Previous Period 03-31-2004
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,153,586	0	1,216,243	0	0	0	0	0
Obligations with banks	US$	5,987,655	0	6,306,639	0	2,132,752	0	0	0
Obligations with banks	ARG, $	256,949	0	146,422	0	0	0	0	0
Notes payable	ARG, $	87,202	0	0	0	0	0	0	0
Sundry creditors	UF	212,063	0	265,062	0	830,679	0	320,182	0
Sundry creditors	US$	12,250	0	0	0	0	0	0	0
Sundry creditors	US$	231,528	0	0	0	0	0	0	0
Related co, Notes & acc. Payable	UF	1,330,152	0	1,536,083	0	2,700,479	0	11,717,785	0
Other long-term liabilities	US$	1,511,930	0	1,511,930	0	188,991	0	0	0
Sundry creditors	US$	26,174	0	0	0	0	0	0	0
Sundry creditors	UF	0	0	0	0	0	0	0	0
Other Notes payable	US$	10,935	0	0	0	0	0	0	0
	UF	2,695,801	-	3,017,388	-	3,531,158	-	12,037,967	-
	US$	7,780,472	-	7,818,569	-	2,321,743	-	0	-
	ARG, $	344,151	-	146,422	-	0	-	0	-

25. PENALTIES

As of March 31, 2005, doesn't exist sanctions that affect neither to the society or their management.

26. LATEST FACTS

To the date of presentation of the present financial statements later facts don't exist.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. ACCOUNTS PAYABLE

At March 31, 2005 and 2004, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:
ITEMS	2005 ThCh$	2004 ThCh$
Suppliers of Goods	16,758,947	23,100,674
Suppliers of Frozen	777,011	566,874
Suppliers of Transportation	81,340	43,185
Hipermarc Suppliers	499,854	1,514,875
Total	18,117,152	25,225,608

29. PREPAID EXPENSES

At March 31, 2005 and 2004, the breakdown of this item is the following:
ITEMS	2005 ThCh$	2004 ThCh$
Operating Materials	442,281	548,223
Prepaid Publicity	168,779	8,837
Prepaid insurance	0	143,403
Other prepaid expenses	194,798	107,799
Total	805,858	808,262

30. SHORT AND LONG TERM SUNDRY CREDITORS

At March 31, 2005 and 2004, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	457,644	191,868	2,866,643	1,640,235
Securities Received	46,244	43,532	0	0
Drawn and not collected checks	39,794	222,553	0	0
Computational System Financing	72,463	299,493	0	26,174
Other creditors (Insurance, Freight, Custom Duties)	760,126	467,301	177,678	231,529
Total	1,376,271	1,224,747	3,044,321	1,897,938

ESSENTIAL FACTS

Essential Fact dated April 27, 2004

According to article ninth and paragraph second of the article 10, both of the Law 18.045, and as said in General Bylaw No.30, I communicate the following essential fact regarding the society.

In Shareholders Ordinary Meeting entered into April 26, 2005, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

Mr. Cesar Macias Quiroz

Mr. Francisco Javier Errazuriz Ovalle

Mr. Patricio Bosselin Molina

Mr. Victor Hugo Cantillano Vergara

Mr. Elias Errazuriz Errazuriz

Mr. Ramon Mendez Cifuentes

Mr. Juan Enrique Barriga Ugarte

To the date of presentation of the present financial statements other essential facts don't exist.

REASONED ANALYSIS

1. Analysis of the General Balance Sheet

1.1 Assets

As of March 31, 2005, the consolidated assets of Supermercados Unimarc S.A. amounted to ThCh$170,367,674, that is a decrease of 7.5% compared to March 2004, that it is reflected by sales of item Fixed Assets, according to that described in the point 4.1 of these analyses, the Notes Receivables show a decrease that is explains due to a better administration of the collection, the item Inventories decrease as consequence of smaller purchases, applying to it a rationalization of the stock, nevertheless the Debtors for Sales show an increase regarding previous year.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of March 31, 2005, amounted to ThCh$170,367,674, which represents a decrease of 7.5% if compared to March 2004.

This is mainly due to the decrease of 20.26% of the Short and Long Term Obligations with Banks and Financial Institutions, as a consequence of the service of these financial debts during this period. The accounts payable also show a decrease. Nevertheless, the increase in payables to related companies increased if compared with same period for year 2004.

1.3 Current Liquidity

The liquidity index is 0.54 times as of March 31, 2005, which is a decrease as contrasted with the same period of the previous year, due to a drop in the current assets whereas the current liabilities feature an increase.

1.4 Acid Ratio

This ratio was 0.23 times as of March 31, 2005, whereas as of March 2004 was 0.34 times. This index variation is explained by the decrease in current assets in contrast to the increase in current liabilities.

1.5 Indebtedness Ratio

As of March 31, 2005 this ratio is 0.91 times, which features an increase when comparing it with March 2004, as a consequence of the increase in bills and accounts payable to related parties. However, the short- and Long-term Obligations with Banks and Financial Institutions decreased.

1.6 Short-term and Long-term Debt versus Total Debt

The index of short-term debt over the total debt was 55.5% in 2004 and 51.8% as of December, 2003. The increase in this index is explained by the reclassification of the Obligations with Banks and Financial Institutions as a consequence of the renegotiation of a credit with Bank Boston. For this reason the long-term debt decreases in the same proportion.

1.7 Coverage of Financial Expenses

The consolidated coverage index as of March 31, 2005 is fewer as compared with the same period of previous year.

2. - Income Analysis

During the period as of March 31, 2005, the company evidenced a loss of ThCh$2,400,520.- This is a decrease if compared to year 2004 caused by the loss in Non Operating Income during this period.

2.1 Income from Operation

The income from operation in Supermercados Unimarc S.A. and affiliates as of March 2005 amounted to ThCh$25,352,733.-, that is, a decrease if compared with March 2004. The above is due to the closing of some stores and to the fierce competition in the supermarket industry, which caused a decrease in the sale in some of our stores.

2.2 Costs of Operation

As of March of year 2005, costs amounted to ThCh$19,820,246.- that is a 1.1% decrease versus March 2004, as a percentage of the Income from Operation.

2.3 Operation Margin

The operation margin as of March of year 2004 is ThCh$5,532,487.- that is, 16.2% less than the March of year 2004. As a percentage of income, the operation margin fall from 22.6% since March of year 2004 to 21.8% at March 2005.

2.4 Administration and Sales Expenses

The administration and sales expenses at March 2005 were ThCh$7,064,962.- and ThCh$7,886,522.- as of March of year 2004, which as a percentage of the income from operation translates as an increase of 3.1%.

2.5 Operating Income

This result as of March of year 2005 was ThCh$-1,532,475.- whereas as of March of the previous year it was ThCh$-1,281,236.- explained by a decrease in sales.

2.6 Non-Operating Income

The result as of March of year 2005 amounted to ThCh$-1,369,542 representing a decrease versus March of year 2004, partly caused by a decrease in the other non-operating expenses.

2.7 Financial Expenses

The company's financial expenses for this period feature an increase if compared to March of year 2004.

2.8 E.B.I.T.D.A.

As of March 2005, this index is lower than that as of the same period of the previous year due to income tax and by the decrease in other non-operating expenses.

2.9 Profit (Loss) after Tax

The result as of March of 2005 is a fewer loss versus the same period of the previous year.

3. - Analysis of the Cash Flow Statement

The final cash balance as of March 31, 2005 and 2004, was ThCh$416,026 and ThCh$412,799, respectively.

	2005 ThCh$	2004 ThCh$
Cash Flow from operating activities	(5,141,231)	(3,523,263)
Cash Flow from financing activities	3,491,678	1,520,611
Cash Flow for Investment activities	95681	1,396,205
Effect of inflation on cash and cash equivalents	(15,990)	4,410
Opening balance	1,985,888	1,014,836
Final balance of cash and cash equivalent	416,026	412,799

The variation in the operation activities as of March of 2005 versus the previous year is explained by a increase in the payment to suppliers and nevertheless, the collection in debtors from sales also rise.

The variation of the financing flow when comparing both periods is explained by the increase in the loans obtained, and a fewer paid of that. The flow from investment activities shows the variation in fixed assets and the decrease in permanent investments.

4. - Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The company's total consolidated assets comprised 73.8% by Fixed Assets, a 2.7% by Accounts Receivable from Related Companies on a short term basis and 6.03% by Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal provisions that have instructed by the Servicio de Impuestos Internos (Internal Revenue Service). Concerning the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

4.1 Investments and Disposals

During the period under analysis certain disposals and investments were made according to the following:

The investments made involved machinery, furniture and facilities and vehicles in one of our affiliates and the remodeling of some stores.

The main disposals in the period were:

  Real estate called Vina San Martin in the district of Vina del Mar.
  Land and Manquehue Sur Building, district of Las Condes

4.2 Inventory Turnover.

As of March 31, 2005 the inventory turnover is 1.75 times and 1.95 times as of the same period of the year 2004.

4.3 Inventory Permanence.

As of March 31, 2005 the inventory permanence is 51.4 days and on the same period of the previous year it was 46.1 days.

5. - Profitability Analysis

5.1 Profitability of Equity

As of March 31, 2005 this profitability is -2.6%, and at the same period of the previous year it was -3.3%.

5.2 Profitability of the Assets

In this period the profitability of the assets is -1.4%, whereas for the same period in the previous year it was -1.8%.

5.3 Performance of the Operating Assets

The performance of these assets as of March 31, 2005 is -9.3%, which represents an increase versus the same period in the previous year which was -7.7%. This reflects the increase in the operating income for this period. However the average assets for this period is lower.

The asset accounts considered in this analysis are:

Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4 Profit per share

The profit per share as of March 31, 2005 was $-1.9, whereas for identical period in year 2004 it was -$2.62.

5.5 Return on Dividends

In the period under analysis no dividends were distributed. The per share value as of March 31, 2005 and 2004 is $26.9 y $ 11.9 respectively.

6. - Markets of participation, competition, and market share.

As part of the Chilean supermarkets industry we can indicate Unimarc, D&S Lider, Cencosud with its brand Jumbo, Las Brisas, Santa Isabel and its recent acquisition, Montecarlo; Falabella with its recent acquisition, San Francisco, follows the Supermarkets Montserrat, Economax and Rendic.

As per figures of the ASACH, at the end of the year 2004, the two main actors of the market were CENCOSUD and D&S. The said actors shared the 53% of the Market.

This year, it is expected that the 3 largest supermarket operators in Chile, that is, D&S, Falabella and Cencosud, shall launch an aggressive expansion strategy to gain more presence in the country. While the owner of Lider and the parent company of the Paulmann Group place their bet on incrementing the points of sale in regions and small cities, Falabella plans to expand its San Francisco brand in the districts of Santiago seeking to capture 10% of the sector.

In the National scenario, D&S and Cencosud represent the 70% of the total sells of groceries and food, the 68% of the total sells of cleanliness stuff, the 50% of perfumes items; the 49% of sweets and candies and a 33% of alcoholic drinks. Besides, the two actor have developed clothing brands, furniture and electric house wares, which are sold in the Supermarkets.

On the other hand, Unimarc is being restructured, and projects sales by approximately US$220 million, with 42 supermarkets and a market share of 3.55%, starting an aggressive commercial and financial strategy intended to increase the level of sales.

During 2004, new supermarkets were opened in Curacavi, Guanaco, Las Parcelas, Zapadores and Quintero.

Company's new policies search to differentiate Unimarc from the other actors. On this regard, Unimarc offers imported products from different countries as Denmark, India, Holland, Argentina, Colombia, Ecuador and Mexico among others. High quality products at a very low cost for the clients.

The company contemplates the launch of an in-house credit card, idea that will come with different functions, alternatives and will forward agreements, which expects to position the credit card as a competitive instrument.

The new credit card will compete with the existing one in the Market: to wit: Jumbo Mas, Presto Lider. The latter will soon develop its business in the open credit cards market.

Another news related with Unimarc, is the implementation of new technologies in cash registers. These cash registers are unique in the supermarket industry. They have flat screen, enable the payment of utility bills by our customers as well as bills from other companies through collection agreements, show a detail of the purchases and also show advertising images to the clients while they are in line for paying. Likewise, these cash registers shall also enable the customers to purchase, for instance, lotto tickets and the like.

To attract new customers and increase loyalty among current ones, the entire chain shall continue to implement the Unicheques promotion. It consists in handing tickets that may be exchanged for groceries, produce, baked goods, and meats in amounts of $3,000, $4,000 and $6,000, as per the actual purchase made. This will certainly attract new clients. With the same goal in mind, the company has maintained the promotions and discounts publicized through fliers distributed on a weekly basis.

7. - Market Risk Analysis.

In January 2005 the IMACEC grew a 6.2%, compared with the same month of last year. This growth was less than expected. That meant the Industry did not grow as was expected too.

The said figures have be analyze together with the growth of 3.5% of Industrial Production in February, compared with the same month of last year.

On that regard the yearly average increased in a 7.5% following the progression started at the beginning of the year. At the same time the quarterly average increases in a 7.8%

The CPI of March was of 0.6%. The first three months of the year there is an increase of 0.2% compared with the same period of last year.

In the said term, the items that increased its prices were Education, Spare time, Clothing and Transport. Not so significant increases were Food, Housing and Health Care. On the other hand, items such as Housing Equipment and other did not increase its prices.

The average observed dollar for the first quarter in 2005 was 578.26 pesos per dollar. This enables the sale of imported goods at lower prices to consumers.

The average unemployment rate was 7.6% in the December-February quarterly. February reflects an increase of a 0.1% compared to last year December-February, and an increase of 0.2% compared to last year's February.

The quarter change is based in a decreased of the Human labor from a 0.4% (-24,750) and of the people with jobs (-28,810). This is an increase of the people without job of a 0.7% (3,430)

7.1. - Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective, the company maintains debts at an average rate of 4.83%, which is comprised of 16.45% in domestic currency and 83.55% in foreign currency, mainly U.S. dollars. Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

Supermercados Unimarc S.A. does not have derivatives agreements or contracts which allow to decrease the risk involved in the Variation in the Exchange Rate.

From the point of view of results we may state that Operating Income of Supermercados Unimarc S.A. in foreign currency represents 1.11% of the total Operating Income, which is comprised 71.34% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 28.66% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.02% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2005
ASSETS	31-Mar-05	31-Dec-04	30-Sep-04	31-Mar-04

Available	416.026	1.985.987	1.426.045	412.799
Term Deposits
Net Negotiable Securities
Trade Debtors (Net)	1.776.301	1.850.842	1.380.489	1.408.447
Notes Receivable (Net)	1.523.301	1.918.027	1.656.132	1.778.051
Sundry Debtors (Net)	471.386	561.281	883.382	232.624
Related Co. Bills receivables and Debtors	4.507.445	6.311.500	5.872.006	10.256.981
Inventories (Net)	10.279.319	10.357.139	10.365.844	12.359.135
Recoverable Taxes	486.559	755.594	233.107	859.950
Prepaid Expenses	805.858	806.738	858.134	808.262
Deferred Taxes
Other Current Assets	114.815	399.491	122.863	422.025
Total Current Assets	20.381.010	24.946.599	22.798.002	28.538.274

Land	38.850.212	38.679.409	39.155.042	39.707.360
Construction and Infrastructure Works	53.323.828	51.198.847	54.727.398	57.615.147
Machinery and Equipment	23.288.708	23.218.590	23.321.575	22.731.061
Other Fixed Assets	37.498.973	37.162.212	35.864.530	36.266.440

Depreciation (Less)	(27.165.933)	(25.669.557)	(25.586.240)	(24.293.435)
Total Fixed Assets	125.795.788	124.589.501	127.482.305	132.026.573

Investment in Related Companies	2.676	3.586	748	1.203
Investments in other companies
Lower Value of Investments	13.795.693	14.114.677	14.430.226	15.067.052
Higher Value of Investments (less)	(33.333)	(34.416)	(35.506)	(37.670)
Long - Term Debtors	519.302	517.608	520.614	536.179
Related Comp. Bills Receivable and Debtors
Deferred Taxes	8.480.780	7.959.810	7.584.837	6.672.039
Intangibles	10.353	9.986	10.561	10.891
Amortization (Less)
Other	1.415.405	1.138.928	1.389.570	1.502.920
Total Other Assets	24.190.876	23.710.179	23.901.050	23.752.614

Total Assets	170.367.674	173.246.279	174.181.357	184.317.461

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2005
LIABILITIES	31-Mar-05	30-Dic-04	30-Sep-04	31-Mar-04
Short -Term Obligation Banks & Financial Inst.	6.994.503	4.281.058	5.209.474	4.548.905
Obligation with Banks & Financial Inst. L/T Portion	3.729.580	3.589.279	3.834.756	3.579.797
Obligations with the Public
Obligations with the Public (bonds)
Within 1 year Long-term Obligations
Payable Dividends
Accounts payable	18.586.500	21.962.023	18.449.110	25.225.608
Notes Payable	114.387	100.155	158.195	179.087
Sundry Creditors	1.376.221	1.328.626	1.521.542	1.224.747
Related Co. Notes and Accounts Payable	11.756.061	12.756.562	7.928.781	10.383.430
Provisions	773.352	948.096	825.626	451.959
Withholdings	511.174	418.405	642.502	398.729
Income Tax		142.966		167.874
Income Received in Advance	442.963	418.023	731.174	755.965
Deferred Taxes	85.068	116.407	43.740	180.335
Other Current Liabilities
Total Current Liabilities	44.369.809	46.061.600	39.344.900	47.096.436
Obligations with Banks & Financial Inst.	13.366.000	13.718.027	15.645.901	17.200.246
Obligations with the Public (bonds)
Notes Payable	895.303	879.529	990.367	10.935
Sundry Creditors	3.044.321	3.057.128	1.823.673	1.897.938
Related Co. Notes and Account Payable.	17.899.015	17.870.764	18.112.456	17.371.701
Provisions
Other Long -Term Current Liabilities	1.439.630	1.463.082	2.734.571	3.212.852
Total Long -Term Liabilities	36.644.269	36.988.530	39.306.968	39.693.672
Minority Interest	20.522	20.993	16.740	20.794
Paid-in Capital	57.843.536	57.380.788	56.319.853	57.674.238
Capital Revaluation Reserves	(462.748)	0	1.070.078	(288.372)
Share premium	29.349.556	29.349.556	29.354.232	29.352.154
Other Reserves	(5.144.412)	(6.702.850)	(4.167.955)	(3.131.456)
Develop Period Accumulated Deficit (less)
Retained Earnings	7.747.142	10.147.662	12.936.541	13.899.995
Future Dividends Reserves
Accumulated Profits	10.147.662	17.205.750	17.208.491	17.207.273
Accumulated Losses (less)
Profit Loss of the Period	(2.400.520)	(7.058.088)	(4.271.950)	(3.307.278)
Interim Dividends (less)
Total Equity	89.333.074	90.175.156	95.512.749	97.506.559
Total Liabilities	170.367.674	173.246.279	174.181.357	184.317.461

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2005
INCOME STATEMENT	31-Mar-05	31-Dec-04	30-Sep-04	31-Mar-04

Trading Income	25.352.733	118.488.263	87.606.657	29.171.187
Operating costs	(19.820.246)	(92.457.066)	(68.410.401)	(22.565.901)
Trading Margin	5.532.487	26.031.197	19.196.256	6.605.286
Adm. and Sales Expenses	(7.064.962)	(30.310.056)	(22.714.283)	(7.886.522)
Operating Results	(1.532.475	(4.278.859)	(3.518.027)	(1.281.236)
Financial Income	1.982	449.559	206.521	23.767
Related Co. Invest. Profits	910	2.386	0	2
Other non-operating income	173.532	1.169.897	2.881.252	578.521
Related Comp. Invest. Losses	0	0	(452)	0
Lower Value Invest. Amortization	(318.983)	(1.275.950)	(956.891)	(318.976)
Financial Expenses	(971.276)	(3.565.299)	(2.494.121)	(878.114)
Other non-operating expenses	(5.744)	(1.140.865)	(1.138.904)	(1.078.658)
Price-level restatement	(155.867)	103.190	(171.039)	(222.960)
Exchange rate differences	(94.096)	(51.350)	(224.366)	(69.701)
Non-Trading Income	(1.369.542)	(4.308.432)	(1.898.000)	(1.966.119)
Profit Before Tax	(2.902.017)	(8.587.291)	(5.416.027)	(3.247.355)
Income Tax	499.263	1.522.207	1.135.448	(62.801)
Consolidated (Loss) Profit	(2.402.754)	(7.065.084)	(4.280.579)	(3.310.156)
Minority Interest	1.151	2.178	5.380	1.793
Net (Loss) Profit	(2.401.603)	(7.062.906)	(4.275.199)	(3.308.363)
Higher Value Invest. Amortization	1.083	4.818	3.249	1.085
Profits (Loss) of the Period	(2.400.520)	(7.058.088)	(4.271.950)	(3.307.278)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2005
FINANCIAL RATIOS	31-Mar-05	31-Dic-04	30-Jun-04	31-Mar-04
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(1.90)	(5.59)	(3.39)	(2.62)
Book Value ($)	70.80	71.46	75.69	77.27